LIQUIDATION WORLD

NEWS RELEASE

For Immediate Release

October 10, 2002 – Calgary, Alberta

Liquidation World Announces

Quarterly And Annual Revenue

Liquidation World Inc. (LQW – TSX; LIQWF – Nasdaq) announces revenues for the 52 weeks ending October 6, 2002.  Revenue for fiscal 2002 totaled $176.9 million compared to revenue of $185.2 million during the 53 weeks ending October 7, 2001, representing a 4% decrease, year over year.

Sales during the fourth quarter of fiscal 2002, the 13 weeks ending October 6, 2002, totaled $42.9 million, a 13% decrease from $49.2 million during the corresponding 14 weeks in fiscal 2001. The 13% decline results from a combination of the shorter period (13 weeks versus 14 weeks or 7%) and softer outlet revenues compared to the prior year.

Complete financial results for fiscal 2002 will be announced in mid December 2002.

Liquidation World is pleased to announce on October 16, 2002 it will be opening a new outlet in Coquitlam, British Columbia, bringing the Company to 98 locations in Canada and the United States.  The outlet extends the Company’s penetration in the British Columbia lower mainland market while taking advantage of existing logistic and distribution systems.

About Liquidation World

Liquidation World offers a uniquely diversified menu of solutions for organizations with asset recovery issues. Services include auctions, reverse logistics and processing, store closure sales management, turnaround consulting, and retail liquidations of consumer merchandise through 98 outlets across North America.  Liquidation World solves asset recovery problems, in a professional manner, for the financial services industry, insurance companies, manufacturers and other organizations.  Liquidation World opened its first retail outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets and offices across Canada and the United States.

For more information, please contact:

Mr. Dale Gillespie, Chief Executive Officer

Mr. Andrew Searby, C.A., Chief Financial Officer

E-mail:  investorinfo@liquidationworld.com

Website: www.liquidationworld.com

Telephone:  (403) 250 – 1222

Fax:  (403) 291 – 1306